UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated May 30, 2013.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Rick Rinaldo
Rick Rinaldo
CFO

Dated: May 30, 2013

BluePhoenix Solutions Reports First Quarter 2013 Results

Continued progress is shown in Q1 with Operating Profit of $97K and a reduced expense run rate

SEATTLE, Washington — May 30th, 2013 — BluePhoenix Solutions (NASDAQ: BPHX), the leader in legacy lifecycle modernization, today announced financial results for the first quarter of 2013. The turnaround plan continues to be on target resulting in Operating Profit of $97K and reduced expenses on a sequential quarter basis (Q1 vs. Q4).

Q1 Operating Profit was $97K vs. Q1 2012 loss of ($2.94MM). Q1 Non-GAAP Operating Loss was ($527K) vs. Q1 2012 loss ($1.69MM). Q1 Non-GAAP Operating Expenses decreased (as part of the restructuring plan) to $1.7MM a $300K reduction from Q4 2012 (of $2MM).  Q1 Non-GAAP Earnings Per Share were at a loss of ($0.08) per diluted share compared to a loss of ($0.02) in Q4 2012 and a loss of ($0.23) in Q1 2012.  Ending cash decreased ($455K) to $2.1MM from $2.56MM in Q4 2012.

Matt Bell, CEO of BluePhoenix said “We are very happy with the progress we are making and the quarterly numbers continue to show improving results.  Almost all of the restructuring is behind us and we are now focused on our core strengths, building sales, and launching new marketing efforts.  As a result the pipeline is growing and we are finding new areas to leverage existing technology to sell to new markets.”

BluePhoenix will go over the following numbers during their quarterly conference call today at 4:30PM Eastern US time. The call can be accessed by dialing 1-888-668-9141 within the United States, or via +972-3-9180610 if calling internationally, approximately five minutes prior to its scheduled commencement.  A live Veidan Broadcasting and a replay can be accessed through a link that will be available via the BluePhoenix website.

GAAP Results (in thousands US$)	Q1 2013	Q4 2012	Q1 2012*
Revenues	2,198	3,059	2,024
Operating profit (loss)	97	218	(2,938)
Net loss	(600)	(383)	(3,249)
Loss per share, diluted*	(0.06)	(0.04)	(0.50)

Non-GAAP Results (in thousands US$)	Q1 2013	Q4 2012	Q1 2012*
Revenues	2,198	3,059	2,024
Operating profit (loss)	(527)	(72)	(1,692)
Net (Loss) Income	(823)	(264)	(1,501)
Earnings (Loss) per share, diluted*	(0.08)	(0.02)	(0.23)

Notes:
* The results for Q1 2012 are presented after reclassification of Liacom Ltd and Bridgequest as discontinued operation.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Stock-based compensation;
•	Onetime expenses related to cost saving plan and one time charges;
•	Revaluation of derivatives and discount amortization;
•	Gain on sales of subsidiaries and Appbuilder ;
•	Net loss from discontinued operation.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy language and database translation. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Matt Bell
BluePhoenix Solutions
+972-9-9526110
investors@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended
	March 31,
	2013	2012*
	Unaudited

Revenues	$2,198	$2,024
Cost of revenues	1,090	2,211
Gross profit	1,108	(187)
Research and development costs	347	138
Selling, general and administrative expenses	1,509	2,701
Gain on sales of subsidiaries and Appbuilder	(845)	(88)
Total operating expenses	1,011	2,751
Operating profit (loss)	97	(2,938)
Financial expenses, net	73	504
Other income	-	580
Gain (loss) before taxes	24	(2,862)
Taxes on income	48	84
Net profit (loss) from continued operation	(24)	(2,946)
Net loss from discontinued operation	399	247
Net loss	(423)	(3,193)
Net result attributable to noncontrolling interests	177	56
Loss attributed to BluePhoenix shareholders	$(600)	$(3,249)
Loss per share:
From continued operation- basic and diluted	$(0.02)	$(0.47)
From discontinued operation- basic and diluted	$(0.04)	$(0.03)
Attributed to the shareholders	$(0.06)	$(0.50)
Shares used in per share calculation:
Basic and diluted	10,659	6,434

* Presented after reclassification of Liacom Ltd. And Bridgequest as discontinued operation.

BluePhoenix Solutions Ltd.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended
	March 31,
	2013	2012*
	Unaudited

GAAP Gross Profit	$1,108	$(187)
Amortization of intangible assets	73	563
Expenses related to cost saving plan and one time charges	-	36
Non-GAAP gross profit	$1,181	$412

GAAP operating income (loss)	$97	$(2,938)
Amortization of intangible assets	73	563
Expenses related to cost saving plan and one time charges	-	87
Stock-based compensation	148	684
Gain on sales of Appbuilder	(845)	(88)
Non-GAAP operating loss	$(527)	$(1,692)

GAAP Net loss attributable to BluePhoenix	$(600)	$(3,249)
Amortization of intangible assets	73	563
Expenses related to cost saving plan and one time charges	-	87
Stock-based compensation	148	684
Gain on sales of Appbuilder	(845)	(88)
Revaluation of derivatives and discount amortization	2	255
Net loss from discontinued operation	399	247
Non-GAAP Net Loss attributable to BluePhoenix	$(823)	$(1,501)

Shares used in diluted earnings per share calculation	10,659	6,434

Non - GAAP Diluted loss per share	$(0.08)	$(0.23)

* Presented after reclassification of Liacom Ltd. And Bridgequest as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2013	2012
	Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	$2,105	$2,560
Restricted cash	33	33
Trade accounts receivable, net	2,486	2,445
Other current assets	836	581
Assets held for sale	-	791
Total Current Assets	5,460	6,410
Non-Current Assets:
Long-term trade receivable
Property and equipment, net	519	562
Goodwill	12,501	12,501
Intangible assets and other, net	204	277
Total Non-Current Assets	13,224	13,340
TOTAL ASSETS	$18,684	$19,750

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank credit	$148	$217
Trade accounts payable	1,071	1,256
Deferred revenues	906	712
Other current liabilities	736	950
Liabilities held for sale	-	467
Total Current Liabilities	2,861	3,602
Non-Current Liabilities
Accrued severance pay, net	399	408
Loans from banks and others	248	281
Derivative liabilities - Warrants	372	370
Total Non-Current Liabilities	1,019	1,059
Total Equity	14,804	15,089
TOTAL LIABILITIES AND EQUITY	$18,684	$19,750

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended
	March 31,
	2013	2012
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(423)	$(3,193)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	127	694
Decrease in accrued severance pay, net	(9)	(49)
Stock–based compensation	148	684
Change in fair value of derivatives and discount amortization	2	255
Gain on sales of subsidiaries and Appbuilder	(473)	(88)
Loss on sale of property and equipment	-	12
Changes in operating assets and liabilities:
Decrease in trade receivables	148	344
Increase in other current assets	(102)	(852)
Decrease in trade payables	(178)	(358)
Increase (decrease) in other current liabilities and deferred revenues	(368)	272
Net cash used in operating activities	(1,128)	(2,279)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	682
Purchase of property and equipment	(6)	(45)
Proceeds from sale of property and equipment	-	41
Proceeds from sales of subsidiaries and Appbuilder	800	350
Net cash provided by investing activities	794	1,028

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(121)	-
Repayment of long term loan	-	(666)
Net cash used in financing activities	(121)	(666)

NET CASH DECREASE IN CASH AND CASH EQUVIALETS	(455)	(1,917)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,560	3,997
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,105	$2,080